EXHIBIT 99.1

B Communications Ltd. Announces Filing of Annual Report

Ramat Gan, Israel – April 27, 2015  – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today announced that its annual report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2014 has been filed with the U.S. Securities and Exchange Commission and the Israel Securities Authority. The annual report is available on the Company's website at http://www.bcommunications.co.il/investor-relations/financial-reports/. Shareholders may receive a hard copy of the annual report free of charge upon request.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (BEZQ.TA). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
http://ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620